May 12, 2009

Mr. Patrick Kuhn

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-14817

Dear Mr. Kuhn:

Thank you for the helpful telephone discussion last week regarding the SEC’s comment letter dated May 1, 2009.  This letter confirms that you granted PACCAR’s request for an additional ten business days to respond to the comment letter. Accordingly we intend to file our response on or before May 29, 2009.

Sincerely,

/s/ Michael T. Barkley
Michael T. Barkley
Vice President and Controller

CC: Mr. Lyn Shenk

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400

PACCAR Building 777-106th Avenue N.E.  Bellevue, Washington 98004